DC

Act: 1934
Section: 15d
Rule:
Public Availability: 7/24/2012

12027984

July 24, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Republic Services, Inc.
Incoming letter dated July 18, 2012

Based on the facts presented, the Division will not object if the Subsidiary Guarantors stop filing periodic and current reports under the Exchange Act of 1934, including their quarterly reports on Form 10-Q for the quarter ended June 30, 2012. We assume that, consistent with the representations made in your letter, the Subsidiary Guarantors will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-Q for the quarter ended June 30, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Matt S. McNair
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Mail Stop 4561

David A. Schuette
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Re: Republic Services, Inc.

Dear Mr. Schuette:

In regard to your letter of July 18, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

July 18, 2012

Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Republic Services, Inc.
File No. 333-166469

Ladies and Gentlemen:

We are writing on behalf of our client, Republic Services, Inc., a Delaware corporation (the "Company"), to request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that neither (i) the updating, for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), of the Registration Statement on Form S-3 filed by the Company and the 100% owned subsidiaries of the Company listed in Annex I hereto (the "Subsidiary Guarantors"), nor (ii) the effectiveness of a post-effective amendment thereto, in each case during the fiscal year ended December 31, 2012 would, under the circumstances described below, preclude the Subsidiary Guarantors from filing a Form 15 to immediately suspend their reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance on Rule 12h-3 thereunder. Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively, and the term "100% owned" has the meaning given to it in Rule 3-10(h) of Regulation S-X.

The Company has authorized us to make the statements set forth in this letter on behalf of the Company and the Subsidiary Guarantors.

I. Background

On May 5, 2010 the Company and the Subsidiary Guarantors filed a joint automatic shelf registration statement on Form S-3 (File No. 333-166469) (the "Form S-3 ASR") to register, among other securities of the Company, the senior debt securities of the Company and guarantees thereof by the Subsidiary Guarantors. The guarantees of the Subsidiary Guarantors, the offering and sale of which were registered on the Form S-3, are hereinafter referred to as the

"Form S-3 Guarantees." Pursuant to Rule 462 of the Securities Act, the Form S-3 ASR became effective upon its filing on May 5, 2010 (the "Initial Effectiveness Date").

On July 1, 2010, a Registration Statement on Form S-4 (File No. 333-166567) (the "Form S-4") of the Company and the Subsidiary Guarantors was declared effective pursuant to Section 8(a) of the Securities Act. The Form S-4 related to $850,000,000 principal amount of 5% Notes due 2020; $600,000,000 principal amount of 5.25% Notes due 2021; $650,000,000 principal amount of 5.5% Notes due 2019 and $650,000, 000 principal amount of 6.20% Notes due 2040 (together, the "2010 Registered Notes") and guarantees thereof by the Subsidiary Guarantors (the "2010 Subsidiary Guarantees").

The 2010 Registered Notes of the Company and the 2010 Subsidiary Guarantees of the Subsidiary Guarantors were issued in an exchange offer registered pursuant to the Form S-4 in exchange for notes and guarantees originally offered and sold in private placements pursuant to Rule 144A and Regulation S under the Securities Act (the "Exchange Offer"). By their terms, the 2010 Subsidiary Guarantees were subject to being automatically terminated and released upon the release of the Subsidiary Guarantors from their obligations under the Company's principal bank credit facilities.

On September 10, 2010, the Company and the Subsidiary Guarantors filed a post-effective amendment to the Form S-4 to remove from registration any and all 2010 Registered Notes and 2010 Subsidiary Guarantees not issued in the Exchange Offer. The post-effective amendment to the Form S-4 was declared effective on September 16, 2010.

On May 2, 2011, the Company and the Subsidiary Guarantors offered and sold, pursuant to the Form S-3 ASR, $700,000,000 principal amount of 3.8% Notes due 2018, $550,000,000 principal amount of 4.750% Notes due 2023 and $600,000,000 principal amount of 5.7% Notes due 2041 (together, the "2011 Registered Notes") and guarantees thereof by the Subsidiary Guarantors (the "2011 Subsidiary Guarantees"). By their terms, the 2011 Subsidiary Guarantees were subject to being automatically terminated and released upon the release of the Subsidiary Guarantors from their obligations under the Company's principal bank credit facilities.

Certain of the Subsidiary Guarantors (primarily entities that were subsidiaries of the Company immediately prior to the Company's 2008 acquisition of Allied Waste Industries, Inc. ("AWI")) first became subject to the reporting obligations of Section 15(d) on the Initial Effectiveness Date in 2010. As explained in further detail below, other Subsidiary Guarantors (primarily entities that were subsidiaries of AWI immediately prior to the time AWI was acquired by the Company and referred to herein as the "Allied Subsidiary Guarantors") previously had Section 15(d) reporting obligations with respect to registration statements relating to the guarantees of debt securities issued by AWI's principal operating subsidiary, Allied Waste North America, Inc. ("AWNA"). As noted below, the Section 15(d) reporting obligations of the Allied Subsidiary Guarantors with respect to the guarantees of the AWNA debt securities had been suspended prior to the Initial Effectiveness Date. The Allied Subsidiary Guarantors once again became subject to the reporting obligations of Section 15(d) on the Initial Effectiveness Date in 2010.

As a result of the subsequent effectiveness of the Form S-4 and thereafter, by virtue of the annual updating of the Form S-3 ASR for purposes of Section 10(a)(3) of the Securities Act, the Subsidiary Guarantors continued to be subject to the reporting obligations of Section 15(d) for each year since the Initial Effectiveness Date. All of the Subsidiary Guarantors have been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof. In particular, the Company's financial statements filed with the Commission since the Initial Effectiveness Date included the financial information required by Rule 3-10(f)(4) of Regulation S-X.

The Section 15(d) reporting obligations of the Subsidiary Guarantors with respect to the 2010 Subsidiary Guarantees automatically became suspended by operation of Section 15(d) on January 1, 2011 because the 2010 Subsidiary Guarantees relating to each separate series of 2010 Registered Notes were each held of record by fewer than 300 persons and the filing of the Company's 2010 Form 10-K containing the financial information required by Rule 3-10(f)(4) of Regulation S-X completed the Subsidiary Guarantors' reporting obligations with respect to those classes of securities.

On April 27, 2012 the Company and the Subsidiary Guarantors filed a post-effective amendment to the Form S-3 ASR (the "Post Effective Amendment"), which became effective immediately upon filing, to add an additional form of indenture pursuant to which the debt securities of the Company could be issued.

On May 8, 2012, (the "Release Date") all of the obligations of the Subsidiary Guarantors under the Company's principal bank credit facilities were terminated. As a result, all of the 2010 Subsidiary Guarantees and all of the 2011 Subsidiary Guarantees have ceased to be outstanding and there are currently no holders of such securities. The 2011 Subsidiary Guarantees were the only securities of the Subsidiary Guarantors ever offered and sold pursuant to the Form S-3 ASR. On May 8, 2012, the Company filed a Form 8-K to disclose, among other items, the release of all of the 2010 Subsidiary Guarantees and the 2011 Subsidiary Guarantees.

On May 14, 2012, the Company offered and sold $850,000,000 of its 3.55% Notes due 2022 (the "2012 Registered Notes"). The 2012 Registered Notes were issued under the Form S-3 ASR. The 2012 Registered Notes were not, however, guaranteed by any of the Subsidiary Guarantors.

On May 21, 2012, the Company and the Subsidiary Guarantors filed a post effective amendment to the Form S-3 ASR, which became effective immediately upon filing, to remove from registration any and all unsold guarantees of the Subsidiary Guarantors issuable with respect to any potential future offerings of debt securities of the Company.

The Subsidiary Guarantors do not have any outstanding classes of securities that are registered or required to be registered under Section 12 of the Exchange Act or that would otherwise subject any of the Subsidiary Guarantors to the reporting obligations of Section 15(d) of the Exchange Act. Except for two series of debt securities of Browning-Ferris Industries, LLC and related guarantees described below, following the termination and release of the 2010 Subsidiary Guarantees and the 2011 Subsidiary Guarantees, each of the Subsidiary Guarantors had, and continues to have, no outstanding class of securities other than its common stock (or equivalent equity interests in the case of entities that are organized as limited liability companies or as limited partnerships), all of which is 100% owned, directly or indirectly, by the Company.

By way of background, two of the Subsidiary Guarantors have previously had publicly-traded equity securities registered under Section 12 of the Exchange Act: AWI (which was reorganized as Allied Waste Industries, LLC following its acquisition by the Company) and Browning-Ferris Industries, LLC (formerly Browning-Ferris Industries, Inc.) ("BFI"). In 1999, AWI acquired BFI, at which time BFI became a wholly-owned subsidiary of AWI. In 2008, the Company acquired AWI, at which time AWI became a wholly-owned subsidiary of the Company.

At the time of the acquisition of AWI by the Company, one Subsidiary Guarantor, AWNA, the principal operating subsidiary of AWI, had outstanding nine separate series of debt securities (collectively, the "AWNA Notes"), all of which were guaranteed by AWNA's immediate parent, AWI, as well as by substantially all of the other subsidiaries of AWI. The offering and sale of the AWNA Notes and the guarantees thereof by the other subsidiaries of AWI had been registered on various registration statements, the last of which occurred in March 2007 in connection with the issuance of $750 million of AWNA's 6 7/8% Senior Notes due 2017 (the "AWNA Notes due 2017"). Following the completion of the acquisition of AWI by the Company in December 2008, AWNA filed, on December 19, 2008, a Form 15 with respect to each then outstanding class of AWNA Notes. AWI similarly filed a Form 15 with respect to its guarantees of each class of the AWNA Notes on that date. Each separate class of the AWNA Notes was held of record by fewer than 300 persons as of January 1, 2009, and at all times thereafter through the date of this letter. Consequently, any Section 15(d) reporting obligations of the other subsidiaries of AWI with respect to their guarantees of the nine separate classes of AWNA Notes automatically became suspended by operation of Section 15(d) not later than January 1, 2009. Following the completion of the acquisition of AWI by the Company, each of the Company and substantially all of the entities that constituted subsidiaries of the Company immediately prior to the acquisition of AWI issued guarantees of the AWNA Notes. Such guarantees were issued without consideration in a transaction not required to be registered under the Securities Act. In any event, all of the AWNA Notes and the guarantees thereof by the Subsidiary Guarantors have now been retired, the most recent retirement occurring on June 1,

2012 in connection with the redemption of the last outstanding series of AWNA Notes, the AWNA Notes due 2017.

Another Subsidiary Guarantor, BFI, has two series of debt securities outstanding: $35.3 million principal amount of 9.25% Debentures due 2021 and $165.2 million principal amount of 7.40% Debentures due 2035 (together the "BFI Notes"). BFI has previously filed a Form 15 on August 6, 1999 with respect to each of these two series of securities and each such series of securities was held of record by fewer than 300 holders as of January 1, 2012 and at all times thereafter through the date of this letter. In connection with the acquisition of BFI in 1999, AWI and AWNA, each of which would subsequently become a wholly-owned subsidiary of the Company, issued guarantees of the BFI Notes. Such guarantees were issued without consideration in a transaction not required to be registered under the Securities Act. Accordingly, none of the Subsidiary Guarantors has any classes of securities that are registered or required to be registered under Section 12 of the Exchange Act or that would otherwise subject any of the Subsidiary Guarantors to the reporting obligations of Section 15(d) of the Exchange Act, other than the Form S-3 Guarantees.

Subject to the Staff's concurrence with the request set forth in this letter, the Subsidiary Guarantors will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Form S-3 Guarantees in reliance on Rule 12h-3. The Subsidiary Guarantors will file such Form 15 only after the relief sought by this letter has been obtained, but no later than the filing of the Company's Form 10-Q for the period ended June 30, 2012 (assuming that the relief sought by this letter has been obtained before such date). The Company expects to file its Form 10-Q for the period ended June 30, 2012 on or about July 27, 2012. Once a Form 15 is filed with the Commission to suspend the duty of the Subsidiary Guarantors to file reports under Section 15(d), the Company represents that the Subsidiary Guarantors will not do so on a voluntary basis.

II. Discussion

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities, if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (1) its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 and (2) the period since the issuer became subject to such reporting obligations and (B) the securities are held of record by fewer than 300 persons.

The Subsidiary Guarantors qualify for suspension pursuant to Rule 12h-3 of their reporting obligations under Section 15(d) with respect to the Form S-3 Guarantees but for the provisions of paragraph (c) of Rule 12h-3. As of the date hereof, there are no holders of any Form S-3 Guarantees. The Company has filed all reports required by Sections 13(a) and 15(d) for the period since the Subsidiary Guarantors became subject to the reporting requirements imposed by Section 15(d). The Subsidiary Guarantors have throughout such period (commencing with the Initial Effectiveness Date) been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof. In particular, the Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(f)(4) of Regulation S-X. Therefore, the Subsidiary Guarantors satisfy the requirements of Rule 12h-3 but for the application of the provisions of paragraph (c) thereof.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. The updating of the Form S-3 ASR for the purposes of Section 10(a)(3) under the Securities Act that was effected by the automatic incorporation therein of the Company's Form 10-K for the year ended December 31, 2011, and effectiveness of the Post-Effective Amendment thereto, brings the Subsidiary Guarantors within the scope of Rule 12h-3(c). The Subsidiary Guarantors will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Form S-3 Guarantees in reliance on Rule 12h-3 only after the relief sought by this letter has been obtained, but no later than the filing of the Company's Form 10-Q for the period ended June 30, 2012 (assuming that the relief sought by this letter has been obtained before such date).

We respectfully submit that the Subsidiary Guarantors should be able to rely on Rule 12h-3 to suspend their duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) the Subsidiary Guarantors meet the requirements of Rules 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Subsidiary Guarantors relief, (3) the benefits of reporting for the Subsidiary Guarantors do not outweigh the burdens of making such filings and (4) the Commission has recognized in a number of situations similar to the Subsidiary Guarantors' that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is whether the updating of the Form S-3 ASR that was effected by the automatic incorporation therein of the Company's Form 10-K for the year ended December 31, 2011, or the effectiveness of the Post-Effective Amendment, in each case during the fiscal year ended December 31, 2012, should preclude the Subsidiary Guarantors from utilizing Rule 12h-3.

The Subsidiary Guarantors meet the requirements of Rules 12h-3(a) and (b). The Subsidiary Guarantors meet all requirements of Rule 12h-3(a) and (b) to suspend their duty under Section 15(d) to file reports required by Section 13(a). The Company has filed all reports required by Sections 13(a) and 15(d) for the period since the Subsidiary Guarantors became subject to the reporting requirements imposed by Section 15(d). The Subsidiary Guarantors have throughout such period been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof. In particular, the Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(f)(4) of

Regulation S-X. Thus, the Company advises the Staff that, as of the date of this letter, the Subsidiary Guarantors are current in their reporting obligations under the Exchange Act. The Company further represents that, as of the date that a Form 15 will be filed to suspend the reporting obligations of the Subsidiary Guarantors under Section 15(d) with respect to the Form S-3 Guarantees in reliance on Rule 12h-3, the Subsidiary Guarantors will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date, except to the extent the Subsidiary Guarantors are exempt from filing such reports pursuant to Rule 12h-5. Moreover, following the Release Date, there are no holders of the 2011 Subsidiary Guarantees and there having been no other offerings of the Form S-3 Guarantees; there are, consequently, no holders of the Form S-3 Guarantees.

Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting the Subsidiary Guarantors relief. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Subsidiary Guarantors have filed a post-effective amendment to the Form S-3 ASR to remove any unsold Form S-3 Guarantees from registration. Therefore, there are no potential future purchasers of the Form S-3 Guarantees who would be protected by, or would in any way benefit from, the continued filing of periodic reports by any of the Subsidiary Guarantors or the continued inclusion in the Company's financial statements of the information required by Rule 3-10(f)(4) of Regulation S-X in lieu of the filing of such periodic reports.

The benefits of reporting do not outweigh the burdens of making such filing. In the Proposing Release, the Commission noted that Rule 12h-3 suspends the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the redemption of an issuer's registered securities, the Staff has recognized that the benefits of reporting when there are or will be few or no holders of such securities do not outweigh the burdens of making such filings. *See, e.g., MX Energy Holdings Inc.* (available August 18, 2011); *Aeroflex Incorporated* (available August 4, 2011); *CPG International, Inc.* (available March 23, 2011); *Goodman Global Group, Inc.* (available December 14, 2010); *Comtech Telecommunications Corp.* (available August 27, 2009). Similarly, in several analogous cases involving the updating of a shelf registration statement for the offering of debt securities, pursuant to Section 10(a)(3) of the Securities Act through the automatic incorporation of a Form 10-K, the Staff recognized that the benefits of continued reporting did not outweigh the burdens of making such filings with respect to the unsold debt securities registered under such shelf registration statement. *See, e.g.*, *Wyeth* (available November 4, 2009); *Residential Capital, LLC* (available November 3, 2009); and *Anheuser-Busch Companies, Inc.* (available February 18, 2009). There are no longer any holders of the Form S-3 Guarantees. Requiring the Subsidiary Guarantors to continue their Section 15(d) reporting when there are no longer any holders of the Form S-3 Guarantees and no potential future purchasers of the Form S-3 Guarantees does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a substantial burden on the Company due to the expense and dedication of management time that would be required to continue to prepare the financial information required by Rule 3-10(f)(4) of Regulation S-X to allow the Subsidiary Guarantors to continue to rely on the exemption provided by Rule 12h-5. The Company estimates that the annual cost of the preparation, review and audit of such additional financial information is approximately $30,000.00.

Prior no action relief granted with respect to Rule 12h-3(c). The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. *See, e.g.*, *MX Energy Holdings Inc.* (available August 18, 2011) (Staff permits suspension of reporting when all notes and guarantees have been redeemed); *Aeroflex Incorporated* (available August 4, 2011) (same); *CPG International Inc.* (available March 23, 2011) (same); *Goodman Global Group, Inc.* (available December 14, 2010) (Staff permits suspension of reporting where all notes have been redeemed); *Wyeth* (available November 4, 2009) (Staff permits suspension of reporting when unsold debt securities removed from registration under outstanding shelf registration statement); *Residential Capital LLC* (available November 3, 2009) (Staff permits suspension of reporting when unsold debt securities and guarantees thereof removed from registration under outstanding shelf registration statement); *Comtech Telecommunications Corp.* (available August 27, 2009) (Staff permits suspension of reporting by subsidiary guarantors where the guarantees have been terminated upon the conversion of all guaranteed notes into common stock); *Anheuser-Busch Companies, Inc.* (available February 18, 2009) (Staff permits suspension of reporting when unsold debt securities removed from registration under outstanding shelf registration statement). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d).

In addition, we note that while the Subsidiary Guarantors do not fall within the scope of the two situations described by the Staff in Staff Legal Bulletin No. 18 (CF) (March 15, 2010) (the "Legal Bulletin"), the Subsidiary Guarantors otherwise satisfy the conditions set forth in the Legal Bulletin for an issuer to be exempted from the requirement to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in detail above, each of the Subsidiary Guarantors: (1) does not have a class of securities registered under Section 12; (2) complies with the requirements of Rules 12h-3(a) and 12h-3(b) and will file a Form 15; (3) has terminated all registered securities offerings, and does not have any unsold securities remaining on any Securities Act registration statement; and (4) will not otherwise be required pursuant to the indentures under which the 2010 Registered Notes or 2011 Registered Notes were issued or, in the case of AWNA, AWI or BFI, the indentures governing the BFI Notes that are guaranteed by AWNA and AWI, or pursuant to any other related documentation, to file Exchange Act reports with the Commission, the trustee or the holders of such securities during the time period in which the Subsidiary Guarantors seek to avail themselves of the suspension provided by Rule 12h-3.

III. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs with the Company's view that neither the updating of the Form S-3 ASR effected by the automatic incorporation of the Company Form 10-K for the year ended December 31, 2011 nor the effectiveness of the Post-Effective Amendment during the fiscal year ended December 31, 2012 would, under the circumstances described herein, preclude the Subsidiary Guarantors from filing a Form 15 to immediately suspend their reporting obligations under Section 15(d) with respect to the Form S-3 Guarantees in reliance on Rule 12h-3. If and when relief is granted by the Staff with respect to the foregoing, the Subsidiary Guarantors will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) no later than the filing of the Company's Form 10-Q for the period ended June 30, 2012. The Company expects to file its Form 10-Q for the period ended June 30, 2012 on or about July 27, 2012. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of the Subsidiary Guarantors to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before any written response to this letter is issued.

* * *

If you require further information or have any questions please feel free to call or email the undersigned at (312) 701-7363 or dschuette@mayerbrown.com.

Very truly yours,

David A. Schuette

cc: Michael Rissman, General Counsel
Republic Services, Inc.

ANNEX I

623 Landfill, Inc.
A D A J Corporation
Abilene Landfill TX, LP
Action Disposal, Inc.
Ada County Development Company, Inc.
Adrian Landfill, Inc.
ADS of Illinois, Inc.
ADS, Inc.
Agricultural Acquisitions, LLC
Agri-Tech, Inc. of Oregon
Alabama Recycling Services, Inc.
Albany — Lebanon Sanitation, Inc.
Allied Acquisition Pennsylvania, Inc.
Allied Acquisition Two, Inc.
Allied Enviroengineering, Inc.
Allied Gas Recovery Systems, L.L.C.
Allied Green Power, LLC
Allied Nova Scotia, Inc.
Allied Services, LLC
Allied Transfer Systems of New Jersey, LLC
Allied Waste Alabama, Inc.
Allied Waste Company, Inc.
Allied Waste Environmental Management Group, LLC
Allied Waste Hauling of Georgia, Inc.
Allied Waste Holdings (Canada) Ltd.
Allied Waste Industries (Arizona), Inc.
Allied Waste Industries (New Mexico), Inc.
Allied Waste Industries (Southwest), Inc.
Allied Waste Industries of Georgia, Inc.
Allied Waste Industries of Illinois, Inc.
Allied Waste Industries of Northwest Indiana, Inc.
Allied Waste Industries of Tennessee, Inc.
Allied Waste Industries, LLC
Allied Waste Landfill Holdings, Inc.
Allied Waste Niagara Falls Landfill, LLC
Allied Waste North America, Inc.
Allied Waste of California, Inc.
Allied Waste of Long Island, Inc.
Allied Waste of New Jersey, Inc.
Allied Waste of New Jersey-New York, LLC
Allied Waste Recycling Services of New Hampshire, LLC

Allied Waste Rural Sanitation, Inc.
Allied Waste Services of Colorado, Inc.
Allied Waste Services of Massachusetts, LLC
Allied Waste Services of North America, LLC
Allied Waste Services of Page, Inc.
Allied Waste Services of Stillwater, Inc.
Allied Waste Sycamore Landfill, LLC
Allied Waste Systems Holdings, Inc.
Allied Waste Systems of Arizona, LLC
Allied Waste Systems of Colorado, LLC
Allied Waste Systems of Indiana, LLC
Allied Waste Systems of Michigan, LLC
Allied Waste Systems of Montana, LLC
Allied Waste Systems of New Jersey, LLC
Allied Waste Systems of North Carolina, LLC
Allied Waste Systems of Pennsylvania, LLC
Allied Waste Systems, Inc.
Allied Waste Transfer Services of Arizona, LLC
Allied Waste Transfer Services of California, LLC
Allied Waste Transfer Services of Florida, LLC
Allied Waste Transfer Services of Iowa, LLC
Allied Waste Transfer Services of Lima, LLC
Allied Waste Transfer Services of New York, LLC
Allied Waste Transfer Services of North Carolina, LLC
Allied Waste Transfer Services of Oregon, LLC
Allied Waste Transfer Services of Rhode Island, LLC
Allied Waste Transfer Services of Utah, Inc.
Allied Waste Transportation, Inc.
American Disposal Services of Illinois, Inc.
American Disposal Services of Kansas, Inc.
American Disposal Services of Missouri, Inc.
American Disposal Services of New Jersey, Inc.
American Disposal Services of West Virginia, Inc.
American Disposal Services, Inc.
American Disposal Transfer Services of Illinois, Inc.
American Materials Recycling Corp.
American Sanitation, Inc.
American Transfer Company, Inc.
Anson County Landfill NC, LLC
Apache Junction Landfill Corporation
Arc Disposal Company, Inc.
Area Disposal, Inc.

Ariana, LLC
Atlantic Waste Holding Company, Inc.
Atlas Transport, Inc.
Attwoods of North America, Inc.
Autauga County Landfill, LLC
Automated Modular Systems, Inc.
Autoshred, Inc.
AWIN Leasing Company, Inc.
AWIN Leasing II, LLC
AWIN Management, Inc.
Barker Brothers Waste, Incorporated
Bay Collection Services, Inc.
Bay Environmental Management, Inc.
Bay Landfills, Inc.
Bay Leasing Company, Inc.
BBCO, Inc.
Belleville Landfill, Inc.
Benson Valley Landfill General Partnership
Benton County Development Company
Berkeley Sanitary Service, Inc.
BFGSI, L.L.C.
BFI Atlantic, Inc.
BFI Energy Systems of Albany, Inc.
BFI Energy Systems of Delaware County, Inc.
BFI Energy Systems of Essex County, Inc.
BFI Energy Systems of Hempstead, Inc.
BFI Energy Systems of Niagara II, Inc.
BFI Energy Systems of Niagara, Inc.
BFI Energy Systems of SEMASS, Inc.
BFI Energy Systems of Southeastern Connecticut, Inc.
BFI Energy Systems of Southeastern Connecticut, Limited Partnership
BFI REF-FUEL, INC
BFI Trans River (GP), Inc.
BFI Transfer Systems of Alabama, LLC
BFI Transfer Systems of DC, LLC
BFI Transfer Systems of Georgia, LLC
BFI Transfer Systems of Maryland, LLC
BFI Transfer Systems of Massachusetts, LLC
BFI Transfer Systems of Mississippi, LLC
BFI Transfer Systems of New Jersey, Inc.
BFI Transfer Systems of Pennsylvania, LLC
BFI Transfer Systems of Texas, LP

BFI Transfer Systems of Virginia, LLC
BFI Waste Services of Indiana, LP
BFI Waste Services of Pennsylvania, LLC
BFI Waste Services of Tennessee, LLC
BFI Waste Services of Texas, LP
BFI Waste Services, LLC
BFI Waste Systems of Alabama, LLC
BFI Waste Systems of Arkansas, LLC
BFI Waste Systems of Georgia, LLC
BFI Waste Systems of Indiana, LP
BFI Waste Systems of Kentucky, LLC
BFI Waste Systems of Louisiana, LLC
BFI Waste Systems of Massachusetts, LLC
BFI Waste Systems of Mississippi, LLC
BFI Waste Systems of Missouri, LLC
BFI Waste Systems of New Jersey, Inc.
BFI Waste Systems of North America, LLC
BFI Waste Systems of North Carolina, LLC
BFI Waste Systems of Oklahoma, LLC
BFI Waste Systems of South Carolina, LLC
BFI Waste Systems of Tennessee, LLC
BFI Waste Systems of Virginia, LLC
Bio-Med of Oregon, Inc.
BLT Enterprises of Oxnard, Inc.
Blue Ridge Landfill TX, LP
Bond County Landfill, Inc.
Borrego Landfill, Inc.
Borrow Pit Corp.
Brenham Total Roll-Offs, LP
Brickyard Disposal & Recycling, Inc.
Bridgeton Landfill, LLC
Bridgeton Transfer Station, LLC
Browning-Ferris Industries Chemical Services, Inc.
Browning-Ferris Industries of California, Inc.
Browning-Ferris Industries of Florida, Inc.
Browning-Ferris Industries of Illinois, Inc.
Browning-Ferris Industries of New Jersey, Inc.
Browning-Ferris Industries of New York, Inc.
Browning-Ferris Industries of Ohio, Inc.
Browning-Ferris Industries of Tennessee, Inc.
Browning-Ferris Industries, Inc.
Browning-Ferris Industries, LLC

Browning-Ferris Services, Inc.
Browning-Ferris, Inc.
Brunswick Waste Management Facility, LLC
Bunting Trash Service, Inc.
Butler County Landfill, LLC
C & C Expanded Sanitary Landfill, LLC
Cactus Waste Systems, LLC
Calvert Trash Systems, Incorporated
Camelot Landfill TX, LP
Capitol Recycling and Disposal, Inc.
Carbon Limestone Landfill, LLC
CC Landfill, Inc.
CECOS International, Inc.
Cefe Landfill TX, LP
Celina Landfill, Inc.
Central Arizona Transfer, Inc.
Central Sanitary Landfill, Inc.
Central Virginia Properties, LLC
Charter Evaporation Resource Recovery Systems
Cherokee Run Landfill, Inc.
Chilton Landfill, LLC
Citizens Disposal, Inc.
City-Star Services, Inc.
Clarkston Disposal, Inc.
Clinton County Landfill Partnership
Cocopah Landfill, Inc.
Compactor Rental Systems of Delaware, Inc.
Consolidated Disposal Service, L.L.C.
Continental Waste Industries, L.L.C.
Copper Mountain Landfill, Inc.
Corvallis Disposal Co.
County Disposal (Ohio), Inc.
County Disposal, Inc.
County Environmental Landfill, LLC
County Land Development Landfill, LLC
County Landfill, Inc.
County Line Landfill Partnership
Courtney Ridge Landfill, LLC
Crescent Acres Landfill, LLC
Crockett Sanitary Service, Inc.
Crow Landfill TX, L.P.
Cumberland County Development Company, LLC

CWI of Illinois, Inc.
CWI of Missouri, Inc.
D & L Disposal, L.L.C.
Dallas Disposal Co.
Delta Container Corporation
Delta Dade Recycling Corp.
Delta Paper Stock, Co.
Delta Resources Corp.
Delta Site Development Corp.
Delta Waste Corp.
Dempsey Waste Systems II, Inc.
Denver RL North, Inc.
Desarrollo del Rancho La Gloria TX, LP
Dinverno, Inc.
DTC Management, Inc.
E Leasing Company, LLC
Eagle Industries Leasing, Inc.
East Chicago Compost Facility, Inc.
ECDC Environmental of Humboldt County, Inc.
ECDC Environmental, L.C.
ECDC Holdings, Inc.
El Centro Landfill, L.P.
Elder Creek Transfer & Recovery, Inc.
Ellis County Landfill TX, LP
Ellis Scott Landfill MO, LLC
Envirocycle, Inc.
Environmental Development Corp.
Environmental Reclamation Company
Environtech, Inc.
Envotech-Illinois L.L.C.
Evergreen Scavenger Service, Inc.
Evergreen Scavenger Service, L.L.C.
F. P. McNamara Rubbish Removal, Inc.
Flint Hill Road, LLC
FLL, Inc.
Forest View Landfill, LLC
Fort Worth Landfill TX, LP
Forward, Inc.
Fred Barbara Trucking Co., Inc.
Frontier Waste Services (Colorado), LLC
Frontier Waste Services (Utah), LLC
Frontier Waste Services of Louisiana L.L.C.

Frontier Waste Services, L.P.
G. Van Dyken Disposal Inc.
Galveston County Landfill TX, LP
Gateway Landfill, LLC
GEK, Inc.
General Refuse Rolloff Corp.
General Refuse Service of Ohio, L.L.C.
Georgia Recycling Services, Inc.
Giles Road Landfill TX, LP
Golden Bear Transfer Services, Inc.
Golden Triangle Landfill TX, LP
Golden Waste Disposal, Inc.
Grants Pass Sanitation, Inc.
Great Lakes Disposal Service, Inc.
Great Plains Landfill OK, LLC
Green Valley Landfill General Partnership
Greenridge Reclamation, LLC
Greenridge Waste Services, LLC
Greenwood Landfill TX, LP
Gulf West Landfill TX, LP
Gulfcoast Waste Service, Inc.
Hancock County Development Company, LLC
Harland's Sanitary Landfill, Inc.
Harrison County Landfill, LLC
Honeygo Run Reclamation Center, Inc.
Illiana Disposal Partnership
Illinois Landfill, Inc.
Illinois Recycling Services, Inc.
Illinois Valley Recycling, Inc.
Imperial Landfill, Inc.
Independent Trucking Company
Ingrum Waste Disposal, Inc.
International Disposal Corp. of California
Island Waste Services Ltd.
Itasca Landfill TX, LP
Jackson County Landfill, LLC
Jasper County Development Company Partnership
Jefferson City Landfill, LLC
Jefferson Parish Development Company, LLC
Jetter Disposal, Inc.
Kandel Enterprises, LLC
Kankakee Quarry, Inc.

Keller Canyon Landfill Company
Keller Drop Box, Inc.
Kerrville Landfill TX, LP
Key Waste Indiana Partnership
La Cañada Disposal Company, Inc.
Lake County C & D Development Partnership
Lake Norman Landfill, Inc.
LandComp Corporation
Lathrop Sunrise Sanitation Corporation
Lee County Landfill SC, LLC
Lee County Landfill, Inc.
Lemons Landfill, LLC
Lewisville Landfill TX, LP
Liberty Waste Holdings, Inc.
Liberty Waste Services Limited, L.L.C.
Liberty Waste Services of Illinois, L.L.C.
Liberty Waste Services of McCook, L.L.C.
Little Creek Landing, LLC
Local Sanitation of Rowan County, L.L.C.
Loop Recycling, Inc.
Loop Transfer, Incorporated
Lorain County Landfill, LLC
Louis Pinto & Son, Inc., Sanitation Contractors
Lucas County Land Development, Inc.
Lucas County Landfill, LLC
Madison County Development, LLC
Manumit of Florida, Inc.
Mars Road TX, LP
McCarty Road Landfill TX, LP
McCusker Recycling, Inc.
McInnis Waste Systems, Inc.
Menands Environmental Solutions, LLC
Mesa Disposal, Inc.
Mesquite Landfill TX, LP
Mexia Landfill TX, LP
Midway Development Company, Inc.
Mississippi Waste Paper Company
Missouri City Landfill, LLC
Morehead Landfill General Partnership
Mountain Home Disposal, Inc.
N Leasing Company, LLC
NationsWaste Catawba Regional Landfill, Inc.

NationsWaste, Inc.
Ncorp, Inc.
New Morgan Landfill Company, Inc.
New York Waste Services, LLC
Newco Waste Systems of New Jersey, Inc.
Newton County Landfill Partnership
Noble Road Landfill, Inc.
Northeast Landfill, LLC
Northlake Transfer, Inc.
Northwest Tennessee Disposal Corporation
Oakland Heights Development, Inc.
Obscurity Land Development, LLC
Oceanside Waste & Recycling Services
Ohio Republic Contracts, Inc.
Ohio Republic Contracts, II, Inc.
Oklahoma City Landfill, L.L.C.
Oscar's Collection System of Fremont, Inc.
Otay Landfill, Inc.
Ottawa County Landfill, Inc.
Packerton Land Company, L.L.C.
Palomar Transfer Station, Inc.
Panama Road Landfill, TX, L.P.
Peltier Real Estate Company
Perdomo & Sons, Inc.
Pinal County Landfill Corp.
Pine Hill Farms Landfill TX, LP
Pinecrest Landfill OK, LLC
Pittsburg County Landfill, Inc.
Pleasant Oaks Landfill TX, LP
Polk County Landfill, LLC
Port Clinton Landfill, Inc.
Portable Storage Co.
Preble County Landfill, Inc.
Price & Sons Recycling Company
Prince George's County Landfill, LLC
R.C. Miller Enterprises, Inc.
R.C. Miller Refuse Service Inc.
Rabanco Companies
Rabanco Recycling, Inc.
Rabanco, Ltd.
Ramona Landfill, Inc.
RCS, Inc.

Reliable Disposal, Inc.
Republic Dumpco, Inc.
Republic Environmental Technologies, Inc.
Republic Ohio Contracts, LLC
Republic Services Aviation, Inc.
Republic Services Environmental, LLC
Republic Services Group, LLC
Republic Services Holding Company, Inc.
Republic Services of Arizona Hauling, LLC
Republic Services of California Holding Company, Inc.
Republic Services of California II, LLC
Republic Services of Colorado Hauling, LLC
Republic Services of Colorado I, LLC
Republic Services of Florida GP, Inc.
Republic Services of Florida LP, Inc.
Republic Services of Florida, Limited Partnership
Republic Services of Georgia GP, LLC
Republic Services of Georgia LP, LLC
Republic Services of Georgia, Limited Partnership
Republic Services of Indiana LP, Inc.
Republic Services of Indiana Transportation, LLC
Republic Services of Indiana, Limited Partnership
Republic Services of Kentucky, LLC
Republic Services of Michigan Hauling, LLC
Republic Services of Michigan Holding Company, Inc.
Republic Services of Michigan II, LLC
Republic Services of Michigan III, LLC
Republic Services of Michigan IV, LLC
Republic Services of Michigan I, LLC
Republic Services of Michigan V, LLC
Republic Services of New Jersey, LLC
Republic Services of North Carolina, LLC
Republic Services of Ohio Hauling, LLC
Republic Services of Ohio II, LLC
Republic Services of Ohio III, LLC
Republic Services of Ohio IV, LLC
Republic Services of Ohio I, LLC
Republic Services of Pennsylvania, LLC
Republic Services of South Carolina, LLC
Republic Services of Southern California, LLC
Republic Services of Virginia, LLC
Republic Services of Wisconsin GP, LLC

Republic Services of Wisconsin LP, LLC
Republic Services of Wisconsin, Limited Partnership
Republic Services Real Estate Holding, Inc.
Republic Services Vasco Road, LLC
Republic Silver State Disposal, Inc.
Republic Waste Services of Southern California, LLC
Republic Waste Services of Texas GP, Inc.
Republic Waste Services of Texas LP, Inc.
Republic Waste Services of Texas, Ltd.
Resource Recovery, Inc.
RI/Alameda Corp.
Richmond Sanitary Service, Inc.
Rio Grande Valley Landfill TX, LP
Risk Services, Inc.
RITM, LLC
Rock Road Industries, Inc.
Ross Bros. Waste & Recycling Co.
Rossman Sanitary Service, Inc.
Roxana Landfill, Inc.
Royal Holdings, Inc.
Royal Oaks Landfill TX, LP
Rubbish Control, LLC
RWS Transport, L.P.
S Leasing Company, LLC
S & S Recycling, Inc.
Saline County Landfill, Inc.
San Diego Landfill Systems, LLC
San Marcos NCRRF, Inc.
Sand Valley Holdings, L.L.C.
Sandy Hollow Landfill Corp.
Sangamon Valley Landfill, Inc.
Sanitary Disposal Service, Inc.
Sauk Trail Development, Inc.
Schofield Corporation of Orlando
Show-Me Landfill, LLC
Shred — All Recycling Systems Inc.
Solano Garbage Company
Source Recycling, Inc.
South Central Texas Land Co. TX, LP
Southeast Landfill, LLC
Southern Illinois Regional Landfill, Inc.
Southwest Landfill TX, LP

Springfield Environmental General Partnership
St. Bernard Parish Development Company, LLC
St. Joseph Landfill, LLC
Standard Disposal Services, Inc.
Standard Environmental Services, Inc.
Standard Waste, Inc.
Streator Area Landfill, Inc.
Suburban Transfer, Inc.
Suburban Warehouse, Inc.
Summit Waste Systems, Inc.
Sunrise Sanitation Service, Inc.
Sunset Disposal Service, Inc.
Sunset Disposal, Inc.
Sycamore Landfill, Inc.
Tate's Transfer Systems, Inc.
Tay-Ban Corporation
Taylor Ridge Landfill, Inc.
Tennessee Union County Landfill, Inc.
Tessman Road Landfill TX, LP
The Ecology Group, Inc.
Thomas Disposal Service, Inc.
Tippecanoe County Waste Services Partnership
Tom Luciano's Disposal Service, Inc.
Total Roll-Offs, L.L.C.
Total Solid Waste Recyclers, Inc.
Tricil (N.Y.), Inc.
Tri-County Refuse Service, Inc.
Tri-State Recycling Services, Inc.
Tri-State Refuse Corporation
Turkey Creek Landfill TX, LP
United Disposal Service, Inc.
Upper Rock Island County Landfill, Inc.
Valley Landfills, Inc.
Victoria Landfill TX, LP
Vining Disposal Service, Inc.
Warrick County Development Company
Wasatch Regional Landfill, Inc.
Waste Control Systems, Inc.
Waste Services of New York, Inc.
Wastehaul, Inc.
Wayne County Land Development, LLC
Wayne County Landfill IL, Inc.

Wayne Developers, LLC
WDTR, Inc.
Webster Parish Landfill, L.L.C.
West Contra Costa Energy Recovery Company
West Contra Costa Sanitary Landfill, Inc.
West County Landfill, Inc.
West County Resource Recovery, Inc.
Whispering Pines Landfill TX, LP
Willamette Resources, Inc.
Williams County Landfill Inc.
Willow Ridge Landfill, LLC
WJR Environmental, Inc.
Woodlake Sanitary Service, Inc.
Zakaroff Services